Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PRUSANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Bank7 Corp. (the “Company”) has one class of security registered under Section 12 of the Securities Exchange Act of 1934:  the Company’s common stock.

DESCRIPTION OF COMMON STOCK

The following summary of the terms of the Company’s common stock is based upon its Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the “Bylaws”).  This summary is not complete, and is qualified by reference to the Company’s Certificate of Incorporation and Bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part.

General

Pursuant to the Certificate of Incorporation, the Company is authorized to issue 50,000,000 shares of common stock, par value $0.01 per share.

Dividends

Our board of directors may declare, at its discretion, dividends payable in cash or shares of the Company to the extent permitted by applicable law.

Voting Rights

Each holder of shares of our common stock is entitled to one vote for each share held on all questions submitted to a vote at a meeting of shareholders. There are no cumulative voting rights in the election of directors.

A majority of the votes cast is required for all actions to be taken by shareholders, except with respect to director elections, which requires a plurality of the votes cast.   Except as otherwise required by the Oklahoma General Corporation Act, or voting rights granted to any subsequently issued preferred stock, the common stock is the only class of capital stock entitled to vote on any matter to be voted on by the Company’s shareholders.

Other Rights

Upon any liquidation, dissolution or winding up of the Company, holders of its common stock are entitled to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights of holders of any outstanding shares of preferred stock.

Listing

The Company’s common stock is listed on the NASDAQ Global Select Market System under the symbol “BSVN.”

Classification of the Board

Our board of directors is classified into three (3) classes of approximately equal size designated as Class I, Class II and Class III, with the term of office of one class expiring each year.  Each director shall serve for a term ending on the third annual meeting of shareholders following the annual meeting of shareholders at which such director was elected, or until his or her earlier death, resignation or removal.

Anti-Takeover Effects of Certain Provisions

Certain provisions of the Company's Certificate of Incorporation and its Bylaws summarized in the paragraphs above and in the following paragraphs may have an anti-takeover effect. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in the best interests of the Company, including transactions that might result in a premium over the market price for shares of the Company's common stock.

Special Shareholder Meetings

Unless otherwise permitted by applicable law, the Company's Bylaws provides that special meetings of shareholders may be called only by (i) the Board, (ii) the Chairman of the Board, (iii) the President or (iv) the Baord upon the written request of shareholders holding at least 30% of all the votes entitled to be cast on each issue to be considered at the special meeting as of the date of submission of the request.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Under the Company's Bylaws, to be properly brought before an annual meeting of shareholders, any shareholder proposal or nomination for election to the Board must be delivered to the Company’s Secretary not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided that in the event that the date of the annual meeting is called for a date that is not within 30 days before or 60 days after such anniversary date, notice by the shareholder must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting, or the announcement thereof, or, if the first public announcement of the date of such annual meeting is less than one hundred (100) days prior to the date of such annual meeting, a shareholder’s written notice must be delivered not later than the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. Such notice must contain information specified in the Company's Bylaws as to the director nominee or proposal of other business, information about the shareholder making the nomination or proposal and the beneficial owner, if any, on behalf of whom the nomination or proposal is made.